SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bassett Furniture Industries, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                    ________070203104_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ February 24, 2014________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) X
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 180,050 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 180,050 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 180,050 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.66%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 351,825 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 353,425 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 353,425 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.25%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 132,070 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 132,070 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 132,070 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.22%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 200 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 200 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 200 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 070203104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Bassett Furniture Industries, Incorporated (the "Issuer"), a Virginia corporation with principal offices located at 3525 Fairystone Park Highway, Bassett, Virginia 24055.

Item 2.                                        Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, Inc. ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust by Gabelli, The GAMCO Natural Resources Gold & Income Trust by Gabelli, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., and The Gabelli Healthcare & Wellness Rx Trust, (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Stategic Value and GAMCO Merger Arbitrage), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – On April 24, 2008, Gabelli Funds settled an administrative proceeding with the Securities and Exchange Commission ("Commission") regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds' treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 ("Company Act"), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                          (f) – Reference is made to Schedule I hereto.

Item 3.                                        Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $8,808,131 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $5,057,298 and $1,802,362 ,  respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. Teton Advisors used approximately $1,945,291 of funds of investment advisory clients to purchase the Securities reported by it.  GSI used approximately $3,180 of client funds to purchase the Securities reported by it.

Item 4.                                        Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                        Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 665,745 shares, representing 6.13% of the 10,867,799 shares outstanding as reported in the Issuer's proxy statement as of January 23, 2014.   The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds Teton Advisors GSI	353,425 180,050 132,070 200	3.25% 1.66% 1.22% 0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 1,600 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
                          (d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                        Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            March 6, 2014

GGCP, INC.
MARIO J. GABELLI

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

TETON ADVISORS, INC.

By:/s/ David Goldman
     David Goldman
     Assistant Secretary – Teton Advisors, Inc.

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
                                                                                                        President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Former Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	Former President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Robert S. Zuccaro Kevin Handwerker
President and Chief Operating Officer

Senior Vice President

Senior Vice President

Senior Vice President

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Robert S. Zuccaro David Goldman	President, Chief Operating Officer and Managing Director Chief Financial Officer General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro David Goldman Tiffany Hayden	See above See above Chief Financial Officer Assistant Secretary Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Douglas R. Jamieson	President
Daniel R. Lee	Chief Executive Officer –Palms Casino Resort 4321 West Flamingo Road Las Vegas, NV 89103
William C. Mattison, Jr.

Officers:
Douglas R. Jamieson Robert S. Zuccaro Diane M. LaPointe David M. Goldman Joel Torrance	See above Chief Financial Officer Controller General Counsel and Secretary Chief Compliance Officer
G.research, Inc. Directors:
Irene Smolicz	Senior Trader – G.research, Inc.
Daniel M. Miller	Chairman
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	President
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-BASSETT FURNITURE INDUSTRIES, INCORPORATED

          GABELLI SECURITIES, INC.
                       3/05/14              200            15.9000
          GAMCO ASSET MANAGEMENT INC.
                       3/05/14            1,300            15.8899
                       3/05/14           16,900            15.9275
                       3/05/14              200            15.8900
                       3/05/14            2,488            15.9057
                       3/04/14            1,000            15.8505
                       3/03/14           10,206            14.8800
                       2/27/14            6,000            14.8476
                       2/24/14           86,071            13.8220
                       2/24/14            9,000            14.2794
                       2/24/14            5,000            13.8160
                       2/19/14            2,900            13.8774
                       2/12/14            7,900            13.9284
                       2/11/14            2,100            13.9000
                       2/10/14           10,000            13.7822
                       2/03/14            3,100            13.3723
                       1/31/14              900            14.4273
                       1/31/14            4,000            14.4173
                       1/30/14              200            14.6350
                       1/30/14              600            14.5517
          TETON ADVISORS, INC.
                       3/04/14            1,955            15.4744
                       2/28/14            5,000            15.0000
                       2/26/14              100            14.5900
                       2/25/14            1,427            14.5436
                       2/21/14            2,300            13.3886
                       2/20/14            1,273            13.3757
                       1/23/14            6,489            14.8376
                       1/21/14            3,511            14.3948
                       1/07/14            5,000            15.0020
          GABELLI FUNDS, LLC.
             GABELLI SMALL CAP GROWTH FUND
                       2/28/14           10,400            14.9983
                       1/23/14            2,450            14.8298

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ GLOBAL SELECT MARKET.

(2) PRICE EXCLUDES COMMISSION.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Bassett Furniture Industries, Incorporated and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this March 6, 2014.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact
TETON ADVISORS, INC. By: /s/ David Goldman David Goldman Assistant Secretary

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
G.RESEARCH, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli Securities, Inc.
     Secretary – G.research, Inc.
     President & Chief Operating Officer of the sole member of
         Gabelli Funds, LLC